Exhibit 1.01

CONFLICT MINERALS REPORT OF ADVANTEST CORPORATION
in accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Section 1- Introduction

This is the Conflict Minerals Report of Advantest Corporation (“Advantest”) for calendar year 2014  in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this report are defined in Rule 13p-1 and Form SD and this information should be read in conjunction with those sources and to 1934 Act Release No. 34-67716 (August 22, 2012) issued by the U.S. Securities and Exchange Commission for such definitions.

Section 2 –Due Diligence Measures Performed

In accordance with Rule 13p-1, Advantest undertook due diligence to seek to determine whether the necessary conflict minerals in the Advantest automated test equipment (“ATE”) products and mechatronics system products (including Factory Automation, Device Interfaces and Nanotechnology products) were or were not “DRC conflict free”. Advantest designed its due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and related Supplements for conflict minerals.

The due diligence measures performed by Advantest are as follows:

(1)
Maintained Conflict Minerals working groups sponsored by the director in charge and pursued activities related to conflict minerals issues. The working groups include supply chain survey group, customer relations group, disclosure group, and management office.

(2)
Added the statement “Handling the Issues with Conflict Minerals” to Advantest procurement policy and requested our direct suppliers to cooperate with us in our effort to improve transparency in our supply chain. This policy is available online at the link here: https://www.advantest.com/US/AboutAdvantest/procurementpolicy/index.htm

(3)	Opened a hotline for reporting by fair-trade including Conflict minerals.

(4)
Joined the Conflict Free sourcing working group of Japan Electronics and Information Technology Industries Association (“JEITA”) as a member company. In this working group, Advantest participated in preparing guidance materials for member companies’ suppliers demonstrating how to respond to our supply chain survey and had a joint briefing session for the suppliers in collaboration with the member companies. JEITA is working with Japan Automobile Manufacturers Association, Inc. (“JAMA”) to increase awareness of Conflict Minerals issue and improve supply chain survey efficiency.

Conflict Free sourcing working group visited some gold smelters and refiners in Japan that have not received a “conflict free” designation from an independent third party audit program and encouraged their participation in such a program.  Conflict Free sourcing working group scrutinized smelters and refiners in Japan listed in the CFSI Standard Smelter List and reported  the result  to the CFSI.

(5)
Conducted a supply-chain survey with direct suppliers using the Conflict Minerals Reporting Template(CMRT) of the conflict-free sourcing initiative(CFSI) (CFSI consists of members  of the Electronic Industry Citizenship Coalition® (EICC®) and Global e-Sustainability Initiative (GeSI)) to identify the smelters and refiners who contribute refined conflict minerals to Advantest ATE Products and Other Advantest Products.

(6)
Compared the smelters and refiners identified by direct suppliers via the supply-chain survey against the Conflict-Free Smelter Program (CFSP) Compliant Smelter List which received a “conflict free” designation from an independent third party smelter audit.

(7)	Summarized and analyzed survey responses to determine whether any suppliers provided us any smelters or refiners that were not on the list mentioned above.

(8)	Contacted suppliers whose responses had contained any incomplete or unclear information to request for further inputs.

Based on the due diligence measures described in this report, the necessary conflict minerals contained in Advantest’s ATE products and mechatronics system products (including Factory Automation, Device Interfaces and Nanotechnology products) are considered to be DRC conflict undeterminable for the calendar year 2014. We are making this determination because we were not able to obtain sufficient information from our suppliers to conclude the origins of the necessary conflict minerals.
Due to the lack of information, we are not able to determine and describe the facilities used to process those necessary conflict minerals or their country of origin.

Section 3- Future Due Diligence Measures

Advantest will continue to undertake the following measures during next reporting period to improve the due diligence:

(1)	Conduct joint research briefings to gain further understanding and cooperation of suppliers by using common tools of JEITA/JAMA.

(2)	Check whether main suppliers comply with Advantest Procurement Policy, including the use of conflict minerals. The Advantest Procurement Policy will be used as criteria for selecting suppliers.

(3)	Improve RCOI survey measures, based on the feedback from the major primary suppliers.